Exhibit 21.1

LIST OF SUBSIDIARIES

	Jurisdiction of
Name of Subsidiary	Incorporation or Organization	Percentage of Ownership
Bangtong Technology International Limited	Republic of Seychelles	100%

Bangtong Technology Development Limited	Republic of Seychelles	100%

Bangtong Technology Group Limited	Hong Kong	100%

Jiaxing Bangtong Electronic Technology Co., Ltd.	PRC	100%

Shenzhen Bangtong Ecommerce Co., Ltd.	PRC	Variable interest entity

Jiaxing Bangtong Electronic Commerce Limited	PRC	100% by Shenzhen Bangtong Ecommerce Co., Ltd.

Shenyang Bangtong Logistics Limited	PRC	70% by Shenzhen Bangtong Ecommerce Co., Ltd.

Hegang Bangtong Electronic Commerce Limited	PRC	100% by Shenzhen Bangtong Ecommerce Co., Ltd.